919 THIRD AVENUE  NEW YORK  NEW YORK  10022-3908

William L. Tolbert, Jr.
October 4, 2016	Tel +1 740 633 9500
WTolbert@jenner.com

FOIA Confidential treatment is requested by Snyder’s-Lance, Inc. pursuant to 17 C.F.R. 200.83

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended January 2, 2016
Filed March 1, 2016
Form 10-Q for the Fiscal Quarter ended July 2, 2016
Filed August 9, 2016
File No. 000-00398

Dear Mr. Skinner:

On behalf of Snyder’s-Lance, Inc. (the “Company” or “Snyder’s-Lance”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 6, 2016 with respect to the above-referenced Form 10-K and Form 10-Q filed with the Commission on March 1, 2016 and August 9, 2016, respectively.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering on this date a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the response of the Company. All references to page numbers in the Company’s responses are to the pages in the Form 10-K or Form 10-Q, as identified below.

Chicago    London    Los Angeles    New York    Washington, DC          WWW.JENNER.COM

United States Securities and Exchange Commission

October 4, 2016

Form 10-K for the Fiscal Year ended January 2, 2016

Financial Statements and Supplementary Data, page 33

Notes to the Consolidated Financial Statements, page 38

Note 15. Commitments and Contingencies, page 60

Legal Matters

1.	Regarding the IBO proceeding for which you have reached a tentative settlement, tell us the following:

a)	All material aspects of the underlying claim, including the allegations and damages or other relief sought;

Response:

In response to the Staff’s comment, and as disclosed in Item 3. Legal Proceedings, page 13, and in Note 15. Commitments and Contingencies, page 61, of the Form 10-K, in January 2013 a putative class action was filed by IBOs against the Company’s subsidiaries, S-L Distribution Company, Inc. and S-L Routes, LLC (collectively, “S-L”).

The plaintiffs are independent business owners (“IBOs”) who purchase the Company’s products and distribute such products in Massachusetts. Plaintiffs alleged they were misclassified under applicable state law as independent contractors and should be considered employees. The contractual arrangement between the IBOs and S-L consists of certain distribution agreements pursuant to which the IBOs purchase the Company’s products at S-L’s warehouses and sell and distribute these products to stores within territories designated under their corresponding distribution agreement. The plaintiffs alleged that such distribution agreements are presented to IBOs as a take-it-or-leave-it contract of adhesion, that include the following terms, among others:

o	the IBOs are required to purchase products from S-L for distribution to authorized stores within their assigned territory;

o	purchase prices for the relevant products are determined by S-L;

o	in some cases, S-L prevents the IBOs from determining the resale prices to authorized stores;

o	all delivery costs and expenses are borne by the IBOs;

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October 4, 2016

o	S-L maintains a centralized billing system with certain stores that pay directly to S-L, which subsequently pays the IBOs after making certain deductions.

The plaintiffs were seeking certain relief including:

a)	a declaratory judgment that the distribution agreements entered into with S-L are unenforceable; and

b)	an award of damages for all wages or other forms of restitution that were due to plaintiffs because of S-L’s actions, including claims for overtime and minimum wage.

As disclosed in Item 1 Legal Proceedings on page 42 of the Form 10-Q, the Company paid the agreed upon settlement amount of $2.9 million in the second fiscal quarter of 2016.

b)	How the amount of the settlement was determined; and,

Response:

Prior to the second fiscal quarter of 2015, the Company’s evaluation of the claim was hampered by the imprecision associated with the plaintiffs’ claim for overtime and minimum wages for which the Company had no reliable information.

Additionally, the Company considered its defenses to the claims asserted by plaintiffs to be very strong. The Company believed that its strongest defense was federal preemption of plaintiffs’ state law claims by the Federal Motor Carrier Act (FMCA). Specifically, if the FMCA was determined to be applicable, then the plaintiffs’ claims would be subject to the regulatory provisions of that law and the plaintiffs would be unable to bring a claim under the Massachusetts Wage and Hour Act. Another legal hurdle for the plaintiffs was the Company’s belief that plaintiffs’ ability to have their class certified was uncertain.

The imprecision of the plaintiffs’ claims, legal factors identified above and the Company’s history of settling similar matters for immaterial amounts led the Company to conclude that any liability associated with the claim was not probable and reasonably estimable prior to the filing of the Form 10-Q for the second fiscal quarter of 2015.

The Company had a mediation session in May 2015 with plaintiffs and made no appreciable progress toward a settlement during the session. It was not until a more meaningful negotiation session with the plaintiffs, which occurred on August 20, 2015 that the Company believed it had a probable liability that was reasonably estimable.

Just prior to its negotiation with the plaintiffs the Company hoped it might be possible to settle this matter for $1 to $2 million, which the Company believed was what it could cost the Company to defend this case. The Company was unable to estimate a reasonably possible range and made its opening bid based on its view point of the cost of litigation. The Company made a

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October 4, 2016

proposed settlement offer to the plaintiffs of $1.5 million on August 20, 2015 and the plaintiffs countered at $3.75 million on the same day. There were further proposals and counter proposals on the same day until the parties agreed to a settlement of $2.9 million. As disclosed in the Company’s Form 10-Q for the third fiscal quarter of 2015 and the Form 10-K, the Company records a liability when it believes that it is probable that a loss has been incurred and the amount can be reasonably estimated. When the Company determines that a loss is possible and a range of the loss can be reasonably estimated, it will disclose the range of the possible loss. In this instance, the negotiations that led to the settlement occurred in the third fiscal quarter of 2015 and after the filing of the second fiscal quarter Form 10-Q and, accordingly, the Company recorded the liability in the third quarter.

In future filings the Company will continue to ensure that disclosure is provided when there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the Company’s securities. Such disclosure will include either (a) the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made following the Interpretive Response to Question 2 of SAB Topic 5:Y.

c)	Whether you have made, or are considering making, any changes to the contractual or other terms of any IBO arrangements in response to the claim or settlement.

Response:

The Company has revised its distribution agreements to include a provision that requires the arbitration of disputes as the Company enters into new distribution agreements. Other than this arbitration provision in new distribution agreements, the Company has not made and is not considering making any other material changes to the contractual or other terms of any of the IBO arrangements in response to the claim or settlement.

2.	Describe for us all material aspects of any other legal proceedings involving your IBO network, including the allegations and damages or other relief sought, the current status of the proceedings and the terms and amounts of any settlement offers you have made or received.

Response:

The only other purported class action litigation involving the IBO network that the Company faces was litigation filed on July 15, 2016 and served on the Company on July 25, 2016. Pursuant to the forum selection clause of the IBOs distribution agreements, the Company believes this lawsuit was filed in an incorrect venue and has filed a motion to transfer the case to the federal district court for the Middle District of Pennsylvania. Alternatively, the Company also filed a motion to dismiss substantially all of the plaintiffs’ claims. As a result of this and an analysis of the legal claims and available defenses, the Company does not believe the matter was

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October 4, 2016

material. As the litigation continues, the Company intends to assess whether the lawsuit is material.

As requested by the Staff, the following is a description of the legal proceeding. Plaintiffs comprised of IBOs located in Tennessee served the Company with a putative class action filed against the Company and its subsidiaries, S-L Routes, LLC and S-L Distribution Company Inc. (collectively, “S-L”), in the Eastern District Court of Tennessee, Knoxville Division. The lawsuit seeks statewide class certification on behalf of a class comprised of IBOs in Tennessee. The plaintiffs allege that they were misclassified under applicable Federal law as independent contractors and should be considered employees. As described in paragraph 1 a) above, IBOs and S-L operate under certain distribution agreements, whereby the IBOs purchase the Company’s products at S-L’s warehouses and sell and distribute such products to stores within designated territories. The plaintiffs in this lawsuit assert allegations concerning the terms of such distribution agreements that are essentially the same as the allegations made in the lawsuit described in paragraph 1 above.

The plaintiffs are seeking certain relief including:

a)	A declaration that S-L misclassified plaintiffs and class members as independent contractors instead of employees;

b)	Declaratory relief requiring S-L to comply with all applicable federal and state laws and to cease their allegedly illegal practices;

c)	A judgment in favor of plaintiffs and class members for all penalties, compensatory damages, punitive damages and/or liquidated damages allowed by law.

The Company included the below language in the Form 10-K:

“With respect to any other class action legal proceedings related to our IBO network, we cannot currently estimate our potential liability, damages or range of potential loss in connection with these outstanding legal proceedings, but the impact could be material to our consolidated financial statements”.

The Company included this disclosure to advise investors of the possibility of other unasserted claims related to the IBO network. At the time of filing of the Form 10-K there were no other class action legal proceedings related to the Company’s IBO network. In future filings the Company will clarify, when appropriate, that this could refer to potential future or unasserted claims.

United States Securities and Exchange Commission

October 4, 2016

Form 10-Q for the Fiscal Quarter ended July 2, 2016

Financial Statements, page 4

Notes to the Condensed Consolidated Financial Statements, page 9

Note 3. Business Acquisitions, page 11

3.	You disclose an error in your accounting for the Diamond Foods, Inc. acquisition that resulted in an overstatement of cost of goods sold for the first quarter. Regarding this error, provide the following:

a)	Describe for us the facts and circumstances that resulted in the occurrence and discovery of this error;

Response:

In accordance with SAB 99/108, the Company contemporaneously evaluated and documented the inventory step-up error disclosed in the Form 10-Q for the second fiscal quarter of 2016, and concluded that it was not material to its unaudited first and second quarter condensed consolidated financial statements. The Company also contemporaneously evaluated and documented the severity of the deficiency in internal control over financial reporting related to this error and concluded that it could not have risen to the level of a material weakness. The responses below provide additional details on how the issues resulting in the error were identified and the Company’s conclusions resulting from the evaluation of the error.

On February 29, 2016, the Company completed the acquisition of Diamond Foods, Inc. (“Diamond”) for approximately $1.9 billion, which included $157.4 million of inventory. While finalizing the inventory step-up for Diamond purchase accounting, the Company determined that certain errors had been made during its initial estimate used in the first fiscal quarter of 2016. As disclosed in the Form 10-Q for the second fiscal quarter of 2016, the cumulative error had a net effect of decreasing pre-tax income by $4.5 million for the fiscal quarter ended April 2, 2016. The correction recorded in the fiscal quarter ended July 2, 2016 was a result of the following items discussed below.

Error identified prior to filing the first fiscal quarter Form 10-Q - During completion of the inventory step-up template in the first fiscal quarter of 2016, certain inputs related to the Company’s Kettle UK location were incorrect. This error was discovered prior to the filing of the Form 10-Q for the first fiscal quarter of 2016. However, since the Company identified the error just prior to the release of its first quarter financial statements, an adjustment was not made as it would have impacted the timing of the Company’s press release and Form 10-Q filing. The $1.5 million overstatement of cost of sales was considered quantitatively and qualitatively immaterial for adjustment in the Form 10-Q for the first fiscal quarter of 2016 and was expected to be immaterial when corrected in the second fiscal quarter of 2016.

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October 4, 2016

Error identified in the second fiscal quarter of 2016 – When performing a further review of the inventory step-up calculation in the second fiscal quarter, the Company discovered a mathematical error in the calculation which caused cost of sales to be overstated by approximately $3.0 million in the first fiscal quarter of 2016. This error was corrected in the second fiscal quarter of 2016.

b)	Explain to us, in reasonable detail, your basis for concluding that the error was immaterial;

Response:

Quantitative Materiality Analysis

The Company’s quantitative materiality analysis considered the impact of the error on the condensed consolidated statements of income for the first and second fiscal quarters of 2016, as well as 2016 year-to-date.

$000’s, excluding EPS	Q1	Q1	Q1	Q2	Q2	Q2	YTD Q2	YTD Q2	YTD Q2
	Reported	Adj.	Adjusted	Reported	Adj.	Adjusted	Reported	Adj.	Adjusted
GAAP Impacts:
Cost of sales	320,611	(4,476)	316,135	391,217	4,476	395,693	711,828	-	711,828
Gross profit	142,154	4,476	146,630	218,283	(4,476)	213,807	360,437	-	360,437
(Loss)/income before income taxes	(40,360)	4,476	(35,884)	31,422	(4,476)	26,946	(8,938)	-	(8,938)
Net (loss)/income	(25,394)	2,816	(22,578)	19,617	(2,816)	16,801	(5,777)	-	(5,777)
Diluted EPS	(0.32)	0.04	(0.28)	0.20	(0.03)	0.17	(0.07)	-	(0.07)

	Q1	Q2	YTD Q2
Correction of error as a % of cost of sales – GAAP	(1.4)%	1.1%	0.0%
Correction of error as a % of gross profit – GAAP	3.2%	(2.1)%	0.0%
Correction of error as a % of net (loss)/income before tax – GAAP	11.1%	14.2%	0.0%
Correction of error as a % of net (loss)/income – GAAP	11.1%	14.4%	0.0%

Due to the significant amount of transaction related expenses recognized in the first fiscal quarter of 2016, the Company realized a GAAP net loss of $40.4 million or $0.32 per share for the first fiscal quarter of 2016. Given the significant impact on the Company’s unaudited Condensed Consolidated Statements of Income of expenses associated with the acquisition of Diamond, the Company believes that investors seeking to understand the ongoing operational performance of its business would likely have excluded approximately $65.2 million of expenses related to the Diamond transaction, which included $49.3 million of transaction related expenses and $15.9 million related to the inventory step-up. In addition, in the Form 10-Q for the first fiscal quarter of 2016, the Company disclosed $15.9 million of expenses associated with the inventory step-up in order to provide investors with the impact on the Company’s cost of sales directly related to purchase accounting as the Company believes that a reasonable investor would have excluded the impact of these expenses in order to arrive at a gross margin run-rate more consistent with its

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normal operations. Further, the error would not materially impact an investor’s view of the disclosures of the inventory balance in purchase accounting or the disclosure of the step-up impact to the Company’s unaudited Condensed Consolidated Statements of Income.

Qualitative Materiality Analysis

While noting that the list is not exhaustive, the Staff included in SAB 99 nine qualitative considerations which might be addressed in arriving at a determination of materiality. In performing an assessment of materiality with regard to the errors, the Company evaluated these qualitative considerations as follows:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The Company believes that the finished goods values used in the inventory step-up calculations can be reasonably estimated and are not subject to a high degree of imprecision inherent in the estimate.

•	Whether the misstatement masks a change in earnings or other trends.

Neither the error nor the correction of the error changed the direction of the Company’s trends related to results of operations for first and second fiscal quarters of 2016. The Company’s earnings, both “as reported” and “as adjusted for the correction of error” show a sizable loss in the first fiscal quarter of 2016 and sizable income in the second fiscal quarter of 2016.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Company’s analysts exclude the effect of transaction-related items for purposes of evaluating its performance against earnings targets. Accordingly, the impact of these errors and subsequent corrections would not have caused an analyst to view the Company’s results or financial position differently as such amounts were excluded from consensus.

•	Whether the misstatement changes a loss into income or vice versa.

The error would not have changed the reported net loss into net income for the first fiscal quarter of 2016. For the second fiscal quarter of 2016, the error would not have changed net income into a net loss.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

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The Company has one reportable segment. Thus, the analysis of materiality need only be applied to the Company as a whole.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The adjustments do not impact the Company’s compliance with regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The Company would have remained in compliance with its loan covenants at April 2, 2016 and July 2, 2016 had these errors been accounted for properly in the corresponding Form 10-Q for the first and second fiscal quarter of 2016, respectively. Operating measures included in the Company’s loan covenants, by definition, exclude special items related to acquisition and integration costs when determining compliance. The impact of the inventory step-up was specifically excluded in the Company’s first and second fiscal quarter debt covenant compliance calculations.

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

As transaction-related expenses are excluded from the Company’s annual incentive calculation as well as Long-Term Incentive Plan performance measures, there is no impact on management’s compensation as a result of the correction of the errors.

•	Whether the misstatement involves concealment of an unlawful transaction.

The errors did not conceal an unlawful transaction.

The Company is not aware of any other pertinent factors which should be considered in this qualitative evaluation of the materiality of the error. Based on its assessment of the above factors, the Company believes that these errors are qualitatively immaterial in the eyes of its investors, given that a reasonable investor would not view these changes “as having significantly altered the total mix of information” historically made available to them.

The Company believes that the impact on cost of sales of $4.5 million is not material to its consolidated financial statements for both the first and second fiscal quarters of 2016. In addition, as the error was corrected in the second fiscal quarter of 2016, there will be no impact on the Company’s full year results. There was also no impact on the amounts reported for operating, investing and financing cash flows, and the errors did not impact other financial or contractual metrics such as debt covenants.

The Company’s Audit Committee reviewed and concurred with the Company’s materiality conclusion.

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October 4, 2016

c)	Describe any changes to your internal controls made in response to this error; and,

Response:

As detailed in the response below, the identification and correction of the errors resulted in a deficiency in the operating effectiveness of the Company’s review of the purchase accounting adjustments related to inventory. No material changes were made to the Company’s internal controls over financial reporting in order to remediate this deficiency.

d)	Tell us whether, and, if so, how, you considered the impact of this error on your conclusions regarding internal controls over financial reporting and disclosure controls and procedures.

Response:

As a result of the identification and correction of these errors, the Company determined that there was a deficiency in the operating effectiveness of the review of the purchase accounting adjustments related to inventory. In assessing the control deficiency, the Company first considered whether the operating deficiency was limited to inventory purchase accounting adjustments or whether it was more pervasive throughout the Company’s operations. The control deficiency was related solely to inventory purchase accounting and had no impact on other purchase accounting adjustments or the Company’s normal business operations.

In order to evaluate the severity of the identified deficiency, the Company considered quantitative and qualitative factors to determine whether there was a reasonable possibility that the control would fail to prevent or detect a misstatement of an account balance or disclosure and the magnitude of the potential misstatement resulting from the deficiency.

In determining whether the control would fail to prevent or detect a misstatement, the Company considered that the controls in place were appropriately designed to identify an error in its inventory purchase accounting. Further, management identified the error related to the use of incorrect inputs for the Kettle UK inventory step-up during a review process performed prior to filing the Form 10-Q for the first fiscal quarter of 2016. Therefore, this component of the control was determined to operate effectively. Due to the timing of the acquisition and the significant amount of effort required to prepare the preliminary purchase price allocation, the Company’s review of the inventory step-up prior to filing its first fiscal quarter Form 10-Q was limited to the tie out of key data inputs and higher level review of the gross margin impact. The Company did not identify the other error in the inventory step-up calculation prior to filing the Form 10-Q for the first fiscal quarter of 2016, but it was detected in management’s more detailed review of the inventory step-up calculations performed in the second fiscal quarter.

In considering the potential magnitude of the control deficiency, the Company noted that the deficiency was isolated to inventory purchase accounting and was not pervasive to the financial

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statements as a whole. The Company also considered that its other purchase accounting entries were accurately performed with the information available at the filing date of the Form 10-Q for the first fiscal quarter of 2016. The Company’s consideration of the potential magnitude of the deficiency related to Inventory and Cost of Sales accounts included the assessment of the error discussed above that was not identified prior to the filing of the Form 10-Q for the first fiscal quarter of 2016. Although the potential magnitude of the error could have risen to the total amount of the inventory step-up, management had in place a higher level review control specifically related to the inventory step-up which ensured that the gross margins implied by the inventory step-up were in line with the gross margins for the historical Diamond business. This compensating control operated at a level of precision sufficient to prevent a material misstatement.

The Company’s management evaluated the severity of the deficiency in internal controls over financial reporting related to the above error and concluded that no material weakness existed as of April 2, 2016 and July 2, 2016. The Company also determined that its disclosure controls and procedures remained effective for both quarters. As such, no disclosure in the “Controls and Procedures” section of the Form 10-Q was warranted.

Note 15. Commitments and Contingencies, page 24

Legal Matters

4.	Regarding the California Labor Code Litigation, provide the following:

a)	Describe the material aspects of the litigation, including the allegations and damages or other relief sought; and,

Response:

In response to the Staff’s comment, in late 2015 a putative class action lawsuit was filed in San Francisco Superior Court by Patricia Sparks, a former employee of Diamond Foods, Inc. (“Diamond Foods”), against such entity. The plaintiffs allege certain violations by Diamond Foods of the California Labor Code §226(a) (“Labor Code”), the Industrial Welfare Commission’s Wage Order 1-2001(7) and the California’s Private Attorney General Act of 2004 codified at Labor Code §2699 (“PAGA”).

The Labor Code requires employers to furnish each employee with accurate itemized wage statements in writing, either semimonthly or at time of payment of wages, showing, among other things, a) the inclusive dates of the work period for which the employee is paid, and b) the name and address of the legal entity that is the employer. The plaintiffs allege that, in violation of the Labor Code, Diamond Foods failed to provide the class members accurate itemized wage statements reflecting the start and end dates of each work period, as well as the name and address of their employer.

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The plaintiffs are seeking certain relief including:

a)	penalties under the Labor Code in the amount of $50 for the initial pay period in which a violation occurred and $100 per employee for each violation in a subsequent pay period, not exceeding an aggregate penalty of $4,000;

b)	penalties under PAGA in the amount of $100 for the initial violation per employee per pay period and $200 for each subsequent violation per employee per pay period. Such penalties would be allocated 75% to the Labor and Workforce Development Agency and 25% to the affected employees.

The Company accrued $8.3 million associated with this proceeding. This accrual was included in other payables and accrued liabilities in the Condensed Consolidated Balance Sheets of the Company as of July 2, 2016.

b)	How the amount of the accrual was determined.

Response:

The Company concluded that there were 28 pay periods for which penalties could be assessed. The penalties that could be assessed under Section 226(e) of the Labor Code amount to $2,750 per affected employee based upon the average number of pay periods worked per employee and the Company estimated that there are approximately 1,000 affected employees. As a result, the Company concluded that penalties under Labor Code Section 226(a) could amount to a total of $2.8 million.

Additionally, the Company also estimated that penalties that could be assessed under PAGA could amount to $100 for the initial violation per affected employee per pay period and $200 per affected employee for each of the subsequent 27 pay periods for a total penalty of $5,500 per affected employee and an aggregate penalty of $5.5 million.

The Company concluded it was probable that the penalties discussed above could be assessed against it as this was a strict liability statute. The Company accrued for the total of $8.3 million of such possible penalties, as it was determined that $8.3 million was the most likely outcome. [       *       *       *       ]. The accrual was first recognized in the first fiscal quarter of 2016 as part of the preliminary opening balance sheet established for Diamond based on the Company’s initial assessment of the facts and the potential penalties as well as the expected approach to settlement. The Company and its counsel continued to evaluate the matter subsequent to the acquisition and within the measurement period for purchase accounting. There were no updates of significance in the second fiscal quarter of 2016.

As indicated above, the Company assumed this litigation in its acquisition of Diamond Foods. During due diligence of the Diamond Food acquisition, Diamond Foods did not discuss this litigation with the Company other than to point to the public records. After completion of the

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acquisition in February 2016, the Company assessed the litigation and due to the strict liability nature of the matter and the fact that the state of California could have issued a penalty against the Company, the Company recorded a liability for the amount determined by application of the Labor Code.

Further, the Company respectfully advises the Staff that on September 19, 2016 the Company commenced its initial mediation with the plaintiffs. Negotiations moved very quickly throughout the day. The plaintiffs made the opening offer to settle for $2.75 million. The Company countered and after a back and forth the parties preliminary agreed to settle for $656,000 on the same day.

The Company has signed a Memorandum of Understanding (“MOU”) reflecting the preliminary settlement amount. The settlement is subject to negotiation and execution of a definitive settlement agreement by the parties and approval by the court. As a result of the MOU, the Company intends to account for the settlement amount in the Form 10-Q for the third fiscal quarter of 2016 and to adjust the previously established accrual through a change to the Diamond opening balance sheet. The adjustment will impact other accrued liabilities and goodwill, and will have no impact on the Company’s Consolidated Statements of Income.

Please note that, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. See the Interpretive Response to Question 2 of SAB Topic 5:Y.

Response:

In future filings the Company will continue to ensure that it includes disclosure when a contingency is reasonably possible with an estimable amount or a disclosure that the amount is not estimable with an explanation. In this particular situation, at the time of the filing of the Form 10-Q for the first and second fiscal quarters of 2016, the Company did not currently believe there was an additional reasonably possible estimable amount beyond the accrual for a contingent liability.

Snyder’s-Lance hereby acknowledges that:

☐	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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☐	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Jeannette Wong
United States Securities and Exchange Commission